

Mailstop 3233

December 2, 2015

<u>Via E-Mail</u>
Bryan Peery
Chief Financial Officer
Apple REIT Ten, Inc.
814 East Main Street
Richmond, VA 23219

>   **Re: Apple REIT Ten, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed March 6, 2015**
>   **File No. 0-54651**

Dear Mr. Peery:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 5. Market For Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 24</u>

1.   We note the $11.55 fair value estimate of your common shares. Please tell us and revise your disclosure in future filings to provide additional details regarding the calculation of your fair value estimate including the fair value of properties, fair value of other assets, fair value of mortgage debt and fair value of other liabilities, if material. Additionally, we note that your fair value estimate was based upon a third party valuation. Describe management's role in the valuation process and clearly specify the party ultimately responsible for the valuation.

2.   We note that you provided a sensitivity analysis on page 25 related to EBITDA growth rate. We further note your disclosure on page 24 which highlights the discount rate and terminal capitalization rate as assumptions used in your discounted cash flow model.

Please provide to us a similar sensitivity analysis for your discount rate and terminal capitalization rate and tell us how you considered including an analysis for either or both of these assumptions in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
     Commodities